

Mail Stop 4561

July 3, 2018

Giro DiBiase
Chief Executive Officer
IIOT-OXYS, Inc.
705 Cambridge Street
Cambridge, MA 02141

> **Re: IIOT-OXYS, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 8, 2018**
> **File No. 333-222311**

Dear Mr. DiBiase:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2018 letter.

General

1. We note your response to prior comment 1. Your registration statement on Form S-1 was initially filed on December 27, 2018, which was less than one year from July 28, 2017, the day you disclose that the company was a shell company. As such, we continue to believe that the selling shareholders who received shares being offered for resale when the company was a shell company are deemed underwriters. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. See SEC Release 33-8869 (2007). Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters. Because the offering is deemed to be an indirect primary offering by the company through these selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering.

Accordingly, please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus, as applicable. Also include the undertaking required by Item 512(a)(6) of Regulation S-K.

The majority of our sales come from a small number of customers…, page 2

2. Please revise to identify your automotive customer and the state government representing 100% of your revenues for the year ended December 17, 2017 and 89% of booked revenues year to date, respectively. Where applicable, please discuss the material terms of the engineering services agreement and file the agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K. Additionally, where applicable, please discuss the material terms of the subcontractor agreements. Finally, please revise this risk factor to explain how the risk affects the company and/or the securities being offered.

Results of Operations for the Three Months Ended March 31, 2018…, page 17

3. Please revise to provide the drivers behind your $13,650 revenues for the three months ended March 31, 2018.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel, Office of
Information Technologies and
Services

cc: Ronald Vance
        Vance, Higley & Associates, P.C.